Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the use in this Registration Statement on Form S-4 of Post Holdings, Inc. of our report dated December 22, 2011, except for the effects of the restatement described in Note 1, the change in the presentation of comprehensive income (loss) described in Note 1, and the presentation of earnings (loss) per share described in Note 1, as to which the date is September 14, 2012, and except for the condensed combining financial information described in Note 19 and the subsequent events described in Note 20, as to which the date is November 9, 2012, relating to the financial statements of Post Cereals Business, which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
November 9, 2012